Filed by Portugal Telecom, SGPS, S.A.
pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.
Commission File No.: 001-13758

Oi S.A.
Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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TABLE OF CONTENTS

1.             Transcript of conference call held on October 2, 2013.

This document is an unofficial transcript of the conference call held on October 2, 2013. Due to audio quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk.  Please refer to the important notice at the end of this transcript.

CONFERENCE CALL TRANSCRIPT

Operator: Greetings and welcome to the Portugal Telecom Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Zeinal Bava, CEO for Oi and PT Portugal. Thank you, Mr. Bava. You may begin.

Zeinal Bava: Good afternoon ladies and gentlemen. Thank you for being on this call. It’s Zeinal Bava here. I am also joined here by Bayard, CFO of Oi and Luis Pacheco de Melo, CFO of Portugal Telecom.

I would like to take the opportunity also to apologise for this delay. I was at a conference, a Sanford Bernstein Conference, which took a bit of my time. So I hope we can catch up quickly and go through some of these slides, so we can have ample time for Q&A.

As you know, we announced today a transaction which essentially looks to consolidate the industrial alliance with Oi and Portugal Telecom, which we signed in 2011. In fact, we signed the deal actually in 2010, and we crystallised the investment in 2011. We will be merging Oi and Portugal Telecom, the Oi Holding Companies, which are a group of companies, into a corporation. And this corporation will be listed on the Novo Mercado, New York Stock Exchange and New York Stock Exchange Euronext.

We think that we will be able to be in these three markets. We think that in these three markets, we will also, because we are in the Novo Mercado, enjoy higher liquidity, and we will also be able to tap into a diversified and more international shareholder base. We think that this transaction is a natural fulfillment of the alliance that we signed. It creates an entity with scale and diversified, not just in terms of geography, but also in terms of the scope of services that we are offering. We also believe that by bringing together Portugal Telecom and Oi, we will lower execution and operational risks. And I think we will essentially accelerate our ability to crystallise significant growth opportunities that we see in Brazil and that I will refer to a bit later in my presentation.

We’ve provided you also with an estimate of synergies of R$5.5 billion. These are pre-tax synergies. And these synergies, as I will explain later, are synergies that we believe that we can deliver on, because we have been working together, Portugal Telecom and Oi, for quite some time. And as we speak, we have about 80 different work streams that are happening between the two companies, which in my view sooner rather than later will start delivering value for shareholders, not just of PT, but also for Oi.

As far as this deal, we will also be doing a capital increase. The minimum capital increase is R$7 billion. We are targeting an R$8 billion capital increase, and we believe that all this together will certainly improve the free cash flow profile of our company. The two companies that we are bringing together will have over 100 million customers in what we call strategic markets.

And worth highlighting, and this is in slide number five, is that we will have a pretty good mix of residential, prepaid and enterprise. And when you think about residential, again, you will see a pretty good mix in terms of broadband and pay-TV. The reason I mention this is because, as we have discussed in the past, we will look to replicate, where it makes sense, the convergence strategy that we have implemented in Portugal also to drive future growth in Brazil.

In terms of overall global scale, you will have seen certainly in slide number six that pro forma 2012 financial highlights, revenues are roughly at R$37.4 billion, EBITDA R$12.8 billion. The margin will see an uplift of about 300 basis points to 34.1%, and our operational free cash flow will be roughly R$4.2 billion.

Some of the highlights in slightly more detail: we will be combining all of these companies into a single listed entity. I think this is one of the most important outcomes of the transaction that we are announcing today. By combining these two companies in a listed entity, we will simplify the shareholding structure of Oi, and we will also put in place a higher standard of corporate governance. Later on in the presentation you will see, what the structure today of the Oi / Portugal Telecom ecosystem is, and you will see where we’ll end up. We will end up essentially with one listed entity, one class of shares, no asymmetry in shares between voting and non-voting. So, all the shares will have exactly the same voting rights, same dividend rights, and like I said earlier, we think that this will contribute significantly to increase the liquidity in the future and also diversify the investor base.

With regard to the strategic alliance, I’ll mention a couple of things. First is that when we discuss this alliance, we’re talking about markets where together we operate and which have about 260 million PoPs. The second thing, which is extremely important to highlight, is that the work between Oi and PT is not starting today or tomorrow. The work has started between the two companies way back in 2011, April, when I took over as the Chairman of the Telecoms Committee and on the back of that Chairmanship that I had, we developed what was a turnaround plan for Oi, which we had to then, if you like, refresh earlier this year and that we are now beginning to implement successfully.

Well, in terms of governance, we will also have one unified management team for the two companies. So we will have an integrated decision making process. So, when it comes to discussing capital allocation, or for example, human talent allocation, we will look to see where the opportunities are, and where we think we can generate better returns. We think that these two companies together will allow sharing of best practices. We think that Oi has incredible fundamentals in terms of future growth in the Brazilian market, and we think PT brings to bear a very strong track record in technology and innovation, which no doubt you are aware, resulted in us actually inaugurating our new data centre, state-of-the-art data centre, in Portugal on the 23rd of this month.

The two companies will have 100 million customers, which means that we’ll have scale, globally speaking. The combined revenues, OpEx and CapEx will also look pretty outstanding in the context of size in the sector, but as I’ve said before our game plan is not to be the biggest, but to be the best. And in that regard again, synergies are something that we’ll be driving. We’ve identified R$ 5.5 billion of synergies. This is net present value. This is net present value pre-tax.

But as I’ll discuss later, part of these are operating synergies, roughly R$3.3 billion, and the rest is financial synergies, R$2.2 billion.

With regard to the capital increase, I will mention also that R$ 2 billion of the cap increase that we proposed to do has been underwritten by Brazilian investors and by Banco Pactual. With regards to the two core shareholders of Portugal Telecom, which together have more than 20% of the capital, have also committed to, if you like, remain investors in this new company in the future. With regards to the shareholder remuneration policy, we’ve indicated that we’ll be paying R$500 million of dividends every year. As you know, with respect to fiscal year 2013 we will be paying those R$500 million in the month of October, which means that in respect of fiscal year 2013 we will have paid the dividends. And with regard to 2014, 2015 and 2016, the intention is to maintain the same level of dividend so that we can continue to, if you like, generate cash flow and continue to focus on deleveraging.

With regard to the description of the transaction in more detail, you will find a lot more details in the press releases we put out this morning, but allow me to spend a few seconds on slide number 10. The current shareholding structure, as you can see, is very complex. We have voting, non-voting stock, and the post transaction structure is a very simple structure. We believe that this simple structure, with the highest level of governance standards, with a professional management team, no doubt will represent a good investment opportunity for investors that believe that these integrated companies can produce those synergies and that the growth in Brazil will be also, again, feasible in the context of the very large footprint that Oi has in that market.

With regard to the key transaction terms, we will combine the companies, we will simplify the structure, we will do the capital increase and we will migrate to the Novo Mercado. By the way, all the steps of the transaction are fully inter-conditional. This is a very important thing to highlight. All of these steps of the transaction are dependent on each other, and as far we are concerned, we need to get them all right and all together approved so that we can execute this transaction to the end.

Page 12, we’ve just given you some additional information. If you are an Oi shareholder and if you have ON shares, you will end up with one share in this Newco which we call Corporation Co. If you are a PN shareholder, you will get 0.92 shares in CorpCo. As you will have, no doubt, have noticed, we decided to keep the market, if you like, discounts between ON and PN in order to move to the Novo Mercado.

This, as you know in the Brazilian market, can oscillate somewhere between sort of 8% to 9% that we are doing right now to 20% to 25%. And therefore, I would like to mention that we wanted to make this deal shareholder friendly and market friendly, and this is a reason why we decided to basically do the calculation based on VWAP of the last 30 days. For each PT share, PT shareholders will receive 0.633 shares in CorpCo plus €2.291 equivalent in CorpCo shares. Now these €2.291 will be converted into CorpCo shares at the same price as the book building price of that transaction. I have already mentioned that the core Brazilian and Portuguese shareholders are also backing this transaction.

With regard to the corporate governance, we will have a newly appointed Board of Directors, which will have an initial term of three years. The Chairman will be Mr. José Mauro, the Vice Chairman would be Mr. Granadeiro, and then you have already in page 13 the names of all the board members that will form part of the Newco board. We are talking about 11 individuals. A lot of them have substantial experience being board members and also in the telecom sector both in Portugal and in Brazil. With regard to the management team, we will have a unified management team. So we will run the businesses that we have as one single business, one single large business. I will be the CEO of Oi and Portugal Telecom. And this unified management team, as far as I’m concerned, and with, if you like, the track record that we have already delivered on, has what it takes in order to actually deliver on, if you like, the synergies and the turnaround that we need to implement over the next few years.

Timetable: we expect this deal to take between five and six months. We are, of course, working very hard to accelerate the timetable, but there are number of conditions that are precedent. The transaction steps are fully inter-conditional. Shareholder and regulatory approvals will be required.

We also have to do successfully the liability management both at Portugal Telecom and Tpart, and of course, we are working towards having a full subscription of the capital increase, which, as I said, has R$7 billion as a minimum and R$8 billion as the target.

I’m not going to take up a lot of your time to take you through all of the slides of Portugal Telecom, but allow me to focus on slide 19 only to mention that Portugal Telecom, in its home market, has been delivering superior performance despite a difficult macro environment. No doubt quarter-after-quarter you have seen that we have faced headwinds, notwithstanding the investment that we did to transform our company technologically. On the back of, if you like, the investments we made to transform our business model, we have been able to withstand these headwinds and deliver, if you like, performance ahead of consensus of the market but, particularly when it comes to the B2C markets, surprisingly good, especially in the residential segment.

Most of the investments in terms of completing the technological transformation of Portugal Telecom are pretty much done. Not only do we have more than 90% of the Portuguese population covered with LTE. We also have 1.6 million homes with fibre to the home. 92% of all mobile base stations are backhauling with fibre. Last but not least, recently we inaugurated the new data centre. So going forward, we believe we have the right platform to monetise additional services and, as the Portugal Telecom CFO has indicated in the past, the company will be looking to manage future CapEx based on demand as most of the investments that we needed to do to reposition the Company’s services have been pretty much done.

Innovation is at the core of everything we do in Portugal. And this is one of the reasons why we believe that, if you align Portugal Telecom’s technology lead and innovation lead with the scale in the Brazilian market and the unique footprint that Oi has in that market, we will certainly derive substantial synergies. But, most importantly, we will be able to execute and successfully and, hopefully, get it first time right. So, all-in-all, PT has demonstrated to all of you best-in-class execution in difficult environments. And we believe that it is uniquely positioned to take advantage of its leading market position in Portugal and technology lead in order to, if you like, benefit from potential recovery of the economy in the future.

With regard to Oi, allow me to mention a few more things. First and foremost, the footprint of Oi is a significant structural competitive advantage that the company has. We are present in 4,800 municipalities out of 5,500 municipalities in Brazil. Any recent study that you consult with regard to potential consumer demand in the future, you will conclude that in the future those cities that will be driving that demand are cities with PoPs of between 500,000 and a million. Those would be the main clusters of potential consumer demand and it is in those clusters that Oi has a unique presence. And therefore we believe that we are well positioned to capture the growth in telecom services in Brazil in the future. Now, that telecom services demand is underpinned by strong demographics, low unemployment rate and of course growing household income. I’ve included slide 23 so that you can get a better sense for what is the market position of Oi in each state. I think it’s the first time that we’ve actually brought all this data together in one slide. And what you’ll see is that whereas we have an attractive market share in mobiles in Ceará or in Pernambuco, in other markets, for example, if you take the Northern region, the Midwest region or the São Paulo region, our market share is clearly substandard if you take into account that we are in a four-player market and our market share in some of these regions is 14%. So, we continue to believe not only that there are substantial growth opportunities because household income is picking up, penetration of certain services is low, our market share in some of these services is also below where it should be. Having said that, we’ll look to grow in the future with quality and with profitability. So, as far as we are concerned, we need to continue to work towards, if you like, increasing our share of wallet as opposed to engaging in any aggressive pricing behavior, which we have no intention of doing.

Four key priorities I highlighted to investors of Oi when we announced our second quarter results, first and foremost, actually it was three priorities plus one. The first of the three priorities is that we wanted to correct the cash flow profile of the company. The second is that we wanted to consolidate the business model and that we wanted to drive efficiency gains. And the third is that we needed to continue to grow. The financial leverage of an additional real of sales in Oi is pretty substantial. So, that’s why growth will always be on our agenda. With regard to consolidating our business model, with regard to B2C, we clearly want to move towards bundles in convergence. With regard to mobility, clearly our short-term focus will be prepaid. And with regard to 3G and data, for example, we will look to actually push that as and when we have better 3G coverage in that market, which we are already working on and that we hope that we will have in place by the end of 2014. If you are thinking about B2B, we clearly want to move from telecoms to IT. Last week, we already launched a SmartCloud offer in Brazil, leveraging, if you like, the expertise that Portugal Telecom has in that area. With regard to efficiency gains, we see substantial improvements that we can do. For example, in field force, as I said early in my call, we have 80 work streams happening right now as we speak between Portugal Telecom and Oi, and about 30 of those work streams are aimed at us improving the quality of our service, simplifying processes and driving productivity in the company.

With regard to our cash flow profile, you saw us cut the dividend from R$2 billion to R$500 million. You’ve heard me say before that we will do more with less, and clearly we will look to, if you like, establish partnerships with our suppliers so that we can have a win-win situation for both, taking into account the growth opportunities that we believe exist in Brazil.

With regards to culture, just to mention this one point. I am very proud to say that Oi team is extremely mobilised, engaged and I would say, you know, at this stage, extremely excited with the growth opportunities that we are seeing in the market, and I think most of us are focused on execution. So, as far as I am concerned, with the right leadership and focus on execution that I am seeing state after state in Oi, we should be able to deliver better performance, and I hope that the second quarter that we announced probably marks the worst quarter ever in our company and that going forward, we should be able to deliver better performance to you.

In terms of strategic vision for the combined Oi and PT, first and foremost, the company will be operating in attractive markets. If anything, in Portugal we are geared for economic recovery and we can monetise all the investments we’ve done in technology. In Brazil, we continue to see high growth coming not only from the market itself, but also from our ability to gain more share.

So this new company will have top line growth. This new company still has a lot to do in terms of evolving its business model. Now, clearly we do have leverage, and this is why the capital increase is very important for us to reduce our leverage and that’s why you will have seen in the presentation that we believe that post this capital increase, we will have a pro forma net debt of R$41 billion and we will have a net debt to EBITDA ratio of 3.3 times. With regard to synergies, slide 37 of my presentation, R$5.5 billion pre-tax of which R$2.2 billion are financial,

R$3.3 billion are operational. When I was preparing this slide with my team, we actually looked at some of the stats that exist out there of similar transactions, only to conclude that we are working on the basis that we will improve our CapEx and OpEx by 1% and all the relevant examples we have seen would seem to indicate that 3% to 5% would be acceptable. Now I grant that this is cross-border. This is not in-market consolidation, but I believe we can certainly do the R$260 million run rate that you have seen in slide 37 in this presentation, and we are highly motivated to deliver on that.

So, in conclusion, before I take any questions you may have, if you allow me, we think the company will have attractive growth prospects, diversification in terms of footprint, but also in terms of scope of business. We think that by bringing together execution expertise with the growth opportunities in Brazil, we should be able to crystallise these growth opportunities and monetise them sooner rather than later. Synergies and efficiency gains will underpin free cash flow improvement in the future. The capital increase will improve our financial flexibility, and we believe it will reduce the financial risks for those that want to invest in the company now or in the future.

With regard to the simplified governance, enough has been said. This is in my view a landmark transaction for Oi. We are moving from a very complex structure to a structure which, in my view, will make our company in the future eligible for more investment, not only because we will have state-of-the-art technology and so on and so forth, but also we will have governance of the highest standards in one listed entity in three different markets with high liquidity and, therefore, with a completely different appeal to the investor base.

So, thank you very much for being on this call. And on behalf of Oi and PT, thank you again. And my team and I are now available to take any questions that you may have. Thank you.

Questions & Answers

Operator: Ladies and gentlemen, we will now be conducting a question and answer session. If you would like to ask a question, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star-two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question comes from Mathieu Robillard of BNP Paribas. Please go ahead.

Mathieu Robillard: Yes. Good afternoon. Thank you very much, and congratulations for the deal. I had a few questions, first starting with synergies. I think at the time when you announced the strategic partnership between Oi and PT, you had already indicated some synergies. And I wanted to understand why this full merger is going to add synergies on the top of that — as you highlighted this is cross-border. Maybe that’s an opportunity, the full merger, for you to implement some measures with Oi in a easier way by integrating the two companies, but maybe if you can give some clarification on that?

Second, with regard to the financial synergies, can you give a little bit of color into what you mean by that? Does that also imply tax synergies?

And then a second question in terms of the timing, I was wondering if some of the changes that may be happening at a competitor level in the Brazilian market influenced the decision in terms of the timing this deal? Thank you.

Zeinal Bava: Thank you, Mathieu. With regard to the synergies, let me say a couple of things here. First, we have been working together indeed, but a lot of it has been sharing of best practices. Are we purchasing equipment together? The answer is no, we are not. Okay? So, that’s one example of further collaboration that I think we can have if we are just one company.

You might say, “Why have we not done more?” Well, we have different shareholder bases, so we need to make sure that a lot of these things that we do are arm’s length also because of investors that we have in each company.

With regard to deploying, for example, talent, from Portugal into Brazil and vice versa instantly, I have to say that some of my engineers from Portugal are spending time in Brazil. They are learning a lot about the complexities of a company, a country of that size.

So, a lot of these things, in my view, will gather a different acceleration if we are managed together as one single entity, with just one set of shareholders. And therefore, we don’t have to worry about where we are generating value and where we are actually keeping that value.

So, I think that the, if you like, informal relationship we have had — which, by the way, has gone very well, because I was actually on both sides working at PT Portugal on one hand and Oi — we need to formalise it, and I think this formalisation will happen with this merger. But I’d just come back to the same point, are we purchasing together? No, we are not purchasing together. So, when I say that, “You know what? We think there are CapEx synergies”, indeed there are CapEx synergies on both sides, in both companies. And particularly, in my view, we will have significant CapEx synergies in Oi because we will continue to invest, if you like, to beef up a lot of the things that we’re doing in the Brazilian market.

Financial synergies include everything that you mentioned. I’d also say the following. Financial synergies for us also represent, if you like, opportunity for us to use some of the additional cash to pay down some of the more expensive debt. So that’s some of the things that we’re looking at.

So it’s a combination of things. But we are — I refer to the point earlier that when you put this into context of the benchmarks in the sector, you’ll find that we’re saying that this run rate will be about 1 percent of our OpEx and 1 percent of our CapEx, which is well below what we have seen in terms of the sector.

I think you asked a third question about timing. Was it the timing?

Mathieu Robilliard: Telecom Italia.

Zeinal Bava: Telecom Italia, sorry. With regard to the speculation in the market and so on and so forth, as in the past, I will not make any comment, but I would certainly say the following. I think the fact that we’re moving to the Novo Mercado, the fact that we are simplifying our corporate structure will certainly position Oi, if you like, differently in the future because, as you can imagine, by, if you like, simplifying our corporate governance the way we are doing right now and opening up the possibility to have a different set of shareholders and a broader shareholder base, international, we will certainly be, if you like, looking at things in the future differently, you know, to where we are today. But, right now, the focus that we have is to get this transaction done, which will take between five to six months. And therefore, this is, if you like, step one of what we need to get done in this company. And alongside, don’t forget, concurrently I have to deliver on my quarterly numbers to you. Thank you.

Mathieu Robilliard: Thank you very much.

Operator: Thank you. The next question is from Valder Nogueira of Santander. Please go ahead.

Valder Nogueira: Thank you for taking my questions. You know, lots of questions on this complex deal, but let me limit it to two questions. The first question is, on slide 11 of your presentation, you mentioned a R$ 4.5 billion capital injection by PT into the entities within the Oi controlling group, okay? Does that R$ 4.5 billion of this recapitalization, will that be accounted for in the valuation of PT when you are measuring the value of the assets of PT before merging PT into Oi? That’s the first question.

Zeinal Bava: Okay. Thank you. You all have seen from the details that we provided to you in our press release that there are a number of transactions that will happen above Oi and a number of transactions that will involve Oi. And some of these transactions involve different parts of this ecosystem. So the way I see this, you know, I look at the end result that comes out of this. And the end result for me is that we will have a company that will see a fresh capital injection whereby PT shareholders will have 38% of the new entity post the capital increase, and the Oi shareholders and those investors that will have come in the cap increase will have 62%.

So, all these transactions are inter-conditional. There are transactions between parties, some that do not involve Oi directly but that’s why I’m focused on the end result. And in the end result, as far as I’m concerned, there are substantial benefits in us actually having a simplified structure and because, in my view, not only it will help us accelerate the turnaround and monetisation of the growth opportunities in the future but also to attract a different set of investors.

Valder Nogueira: No, I clearly understand that. But my question is simple. Would I have to consider either the net debt of PT when it is to be collapsed into Oi or in the Newco with R$4.5 billion in additional debt, or with less cash in order to do the valuation of the combined two entities, or not?

Zeinal Bava: If you allow me, I would encourage you to look at what we’ve said will be the pro forma debt of this entity, which will be R$41.2 billion. And the net debt to EBITDA will be 3.3 times. So that’s what I’m looking at. So, there are these transactions happening. You will find a lot of details in the press release. Some have been disclosed in more details and so on and so forth. But what I see as the end result is R$ 41.2 billion of net debt, 3.3 times net debt to EBITDA which is, as you know, an improvement to where we are today, either at Oi or PT.

So together Oi and PT will end up in a situation where we will have better leverage ratios. We will have a diversified business in terms of the scope, but also geographically. So from a risk standpoint for those that are bondholders and lenders to either PT or Oi, in my view they will be better off than where they are today.

Valder Nogueira: Okay. And the second question is, correct me if I’m wrong, the price for the capital increase at Oi has not been defined. The R$4.36 that we see in the press release is just a reference. If the capital increase were to take place based on the price that we calculated — that was calculated to swap ratios into the Newco, is that right?

Zeinal Bava: Indeed, indeed. That was just for illustrative purposes, if you like. The price of the capital increase will of course depend on the deal dynamics, on the market conditions, and, of course, it will depend on everything else. We will do a book-building, and on the back of that book-building we will be able to ascertain what the right price is. In fact, when you see slide 12, you will see that we’ve indicated that, for example, for each PT share you will get 0.633 shares in CorpCo, plus €2.2911; that €2.2911 will be converted at whatever the book-building price is when we close that capital increase.

Valder Nogueira: So we cannot assume that as a fixed number in order to look at potential arbitrage into opportunities between the price of PT and the current price of Oi? Because that number may change, that euro part of this compensation may change?

Zeinal Bava: Indeed, because 0.633 will not change, okay? So that’s been carved in stone. The €2.2911 will convert into X number of shares depending on the price of the book building.

Valder Nogueira: Thank you, sir.

Zeinal Bava: Thank you very much. Thank you.

Operator: Thank you. The next question is from Tim Boddy of Goldman Sachs. Please go ahead.

Tim Boddy: Yes. Thanks for taking the question. And again congratulations on resolving the corporate governance challenge. I just wanted to ask a bit about why you’re not raising more equity. On our kind of back-of-the-envelope numbers, obviously, the 3.3 times is trailing, and clearly Oi’s EBITDA has fallen significantly in the second quarter. So it looks like you might still be in mid to high threes on a go forward basis. Does that give you the capacity to participate in any consolidation in the market, and would you be prepared to upscale the rights issue if the right opportunity develops in the next six to nine months? And then my second question is really just about, kind of, why now? You’ve obviously been CEO at Oi now for some months. Can you just, I guess, give PT shareholders any indication that, after many years of decline, you’re now really confident that free cash flow generation at Oi is turning the corner? Thank you.

Zeinal Bava: Okay. Thank you very much for your questions. And we’ve indicated that we are targeting R$ 8 billion. And as you know, in these transactions you always have this hot issue and green shoe that could be exercised. So as far as we are concerned, what we would like to do is that we would like to deliver on the expectations of the market in the next couple of quarters. So that we can, if you like, increase the level of confidence in our ability to deliver on results and hopefully do this transaction at better prices in the best interest of all our shareholders.

So we are not ruling out anything right now, other than to say that if we ever to get to that position that you just mentioned, it would be a quality problem to have, and I have no doubt in my mind that my Board will be up to what’s necessary to take the best decision in the best interest of all shareholders.

And many thanks for your comments on the corporate governance. I think this is one of the most important aspects of this transaction. We’ll, after 10 years, have corporate governance that will be of the highest standard. And, therefore, a lot of those investors that in the past have indicated to me, they did like the Brazil story, they like telecom in Brazil, they like the fact that Portugal Telecom and Oi together, they complement each other, but the complex structure has actually kept them on the sidelines. I hope they see in this transaction a significant investment that we, the management team, are doing, but also that our Board is doing to make sure that Oi ranks among the best when it comes to corporate governance in the future.

With regard to why now, clearly when we announced our second quarter results we were upfront — Bayard, my CFO, and I — about the challenges that we were facing at Oi. And you all know that we felt that the second quarter results were well below what we believe they should have been. And clearly the company was facing a number of challenges. One of the challenges was that we were not pacing our CapEx, if you like, our investments with the ability of the company to generate cash, that we were increasing our net debt quarter after quarter, that we were not in instilling the kind of cost discipline that the company needs in a situation where you have a lot of debt. And therefore we indicated that we are going to focus on accounts payable, that we would focus on, for example, renegotiating a lot of our contracts with suppliers. We said that we would ensure that we have a direct attack on churn. So we are not just in the business of selling for the sake of selling. We want to make sure that whatever sales we do translate into cash flow for our company.

So, we believe we have started implementing on that, and I am very encouraged by the work that we are doing right now. And I think these last four months have also given, if you like, the Portugal Telecom Board pretty good insight on Oi. So that the level of comfort, if you like, on both sides of the company has increased substantially in the last four months, and today people felt very comfortable in taking this decision, which we believe works in the best interest of all the shareholders. Thank you.

Operator: Thank you. The next question is from Marcelo Santos of JP Morgan. Please go ahead.

Andre Baggio: Good morning. In fact, this is Andre Baggio from JP Morgan. You know, I think this corporate governance, it seems very interesting in the future. I guess here in Latin America, we want to understand better the steps which are being taken to reach this governance. So, if you could start with what is the current net debt to the markets of the holding, Tpart, not only directly but indirectly with its shareholders AG Tel and LF Tel?

Zeinal Bava: Andre, thank you very much for your question. Don’t get me wrong. I would ask you to speak directly to our IR to get those kinds of details, which probably you even have already. But you may want to check some of those numbers with them. But, again, I would go back to what I have said in my earlier response, that we should be focusing on where we end up in the end. And where we end up in the end is a company with R$41.2 billion of debt, with a much, much better balance sheet than it has today and with a net debt to EBITDA of 3.3 times.

Andre Baggio: You know, I’m sorry to insist on this, but is there any risk that the minority shareholders at Oi complain with this kind of treatment to the whole PT part, if you don’t disclose this information.

Zeinal Bava: Oh, I’m just saying that you should call my IR. I am not going to — we have about 500 people on the line. So, with those kinds of details, I suggest to speak to IR. What I will say to you is that when we think about the minorities at Oi — or, if you like, there is no such thing as minorities. I mean, when I think about investors in my company, which is how we should be referring to them, rather than, you know, minorities and majorities. As far as we are concerned, as management, all the shareholders are the same.

We believe that, by moving to the Novo Mercado and by using, if you like, the current market prices of ON and PN, if you look at the current market prices of ON and PN, you will see that we were able to do this transaction at market prices, which for Novo Mercado is pretty good. And incidentally, you know certainly that TPart files accounts. So those accounts are available for you and for anyone that’s interested in looking at them.

Andre Baggio: Okay. No, thanks and sorry for being used to the previous management authority that has not been treating well the minorities.

Zeinal Bava: Thank you. I appreciate, Andre, as usual your comments. I also would like to say to you that we are happy to see that the market reacted favorably to this transaction, both in Portugal and in Brazil. And I hope that this marks the beginning of a very different relationship that we can have with you in the future. Thank you.

Operator: Thank you. The next question is from Paul Marsh with Berenberg. Please go ahead.

Paul Marsh: Hi. Congratulations on the deal. I just wanted to ask you about your thoughts on the prospects for mobile consolidation in Brazil, and particularly how easy you think that’s going to be. How sensitive do you think the authorities are with respect to some of the big, sort of globally public events that are coming up like the World Cup and the Olympics? Do you think there is some sensitivity to the execution risk of allowing a major breakup of TIM Brazil, say the second largest Brazilian mobile operator amongst the other three players?

Do you think the antitrust assessment would simply focus on regional market shares or would there be a bigger issue with the move from four to three? And do you think there are any other issues that we should be thinking of when we are thinking about how this whole potential consolidation scenario might play out? Thanks.

Zeinal Bava: Paul. Thank you very much for you question. As you can imagine, today I have been asked the same question a few times now, but allow me also to answer in the following way. Today I prefer to talk about the consolidation of this alliance. If I may add a couple of things, which may be of interest, I think any analysis will have to be done regionally. But that’s, I think — any legal counsel will be able to provide you much, much better insight than I can. What I can say, however, also is that the Olympic Games and World Cup, of course, impose on us the need for us to improve our quality of service. So, Oi is committed to deliver on all of the commitments we have made to ANATEL and to continue to invest in improving its quality of service. And the recent studies that have been put out by ANATEL are encouraging for us, but we are still long way from where we would like to be. So, good news in terms of recent studies by ANATEL. But we can certainly aspire to do better, and my team and I are committed to doing better in the future.

We think that the mobile segment in Brazil, especially for those that are investing in 3G and for those that have a sense for what the data opportunity is, is pretty significant. Smartphone penetration in Brazil is low. If you like, mobile data usage in Brazil continues to be fairly low. So, these are clearly two areas where we believe that there will be substantial growth in the future and where Oi expects to play a pivotal role. Thank you.

Paul Marsh: Thanks.

Operator: Thank you. The next question is from Andrew Campbell of Credit Suisse. Please go ahead.

Mr. Andrew Campbell:  Yes.  Thank you very much for taking my question.

I was hoping that you could help us a little bit to understand what the milestones will be in terms of completing the transaction, what the next steps would be.  And in particular, is there any shareholder approval required at the Oi level, perhaps with regards to the capital increase?

And then, my second question is just on the final structure.  I was wondering if you’ll be providing any estimate of what the final shares outstanding will be.  I know that it’s not possible to know that number exactly.  But perhaps with some assumptions, I thought that perhaps you could give us a general idea of where that would shake out.  Thank you.

Mr. Zeinal Bava:  Okay.  Thank you.

As I indicated, we believe we can get this deal done in six months.  If we were optimistic about it, we could say five months.  So, somewhere between five and six months.

By the end of the year, we would hope that we can have the regulatory approvals in place.  So, that, we think, is achievable, albeit it’s ambitious.  But we will have a team actually working through this timetable very aggressively.

And then, we will need to, if you like, execute the shareholder meetings as required.  Particularly Portugal Telecom will need to basically do shareholder meetings to approve the sales of the — asset sales and so on, which are implicit in the transaction that we are doing.

So, all things being equal, five months, 150 days, but somewhere between five and six months.  By the end of the year, we hope that regulatory approvals will be in place.

So we will keep the market posted.  And when we announce our results in November, hopefully we’ll give you another update.  But, as and when we have material information, we will make it available to the market immediately.

Thank you.

Mr. Andrew Campbell:  Okay.  Thank you. Do you have a position on whether or not the capital increase at Oi will require shareholder approval?

Mr. Zeinal Bava:  Yes, it will require shareholder approval.

Mr. Andrew Campbell:  Okay. And will that be just for the voting shares and the ON shares, or would it be for all shareholders?

Mr. Zeinal Bava:  Yes, for both.

Mr. Andrew Campbell:  Okay.  And regarding my question on the shares outstanding.

Mr. Zeinal Bava: The whole thing, I mean, with regard to the capital increase, the voting shares will have to approve that in a shareholders’ meeting.  And, like I say, we are working on the basis that this transaction is in the best interest of all shareholders. So, we would expect that to be approved.

Mr. Andrew Campbell:  Okay.  Great.  Thank you.

Operator:  Thank you. The next question is from Adrien Fourcade of Deutsche Bank.  Please go ahead.

Mr. Adrien Fourcade:  Yeah.  Thank you.  Basically I have three questions. The first one, what are your credit rating expectations for the merged group? Do you expect to stay investment grade, basically? The second one is, could you maybe give a bit of color on what you mean by liability management at the Portugal Telecom level for its debt? And finally, do you consider Africa still a core market?

Mr. Zeinal Bava:  I’ll get Bayard and Luis Pacheco to answer.  So, maybe, Bayard, maybe you can just  . . .

Mr. Bayard Gontijo: Sure.

Mr. Zeinal Bava: Position what the ratings are for Oi.  Then, Luis, you can position what the ratings are for PT.  And then Luis can perhaps answer the other two questions that you have, and I’ll . . .

Mr. Bayard Gontijo: Okay.

Mr. Zeinal Bava: Conclude.

Mr. Bayard Gontijo:  Okay. Regarding Oi’s ratings, we have investment grade in the three agencies, Fitch, S&P, and Moody’s. We do not have yet the results of the ratings for the agencies after the announcement. But, we do expect that Oi will maintain its investment grade. So, regarding Oi, that’s the update we have, and we still have the three investment grades.

Mr. Luis Pacheco de Melo: Okay. On the Portugal Telecom bonds and ratings, basically, hopefully the rating agencies will come up with a comment these following days. But, if you were a bondholder of Portugal Telecom, from our side, we think the new entity and those bonds should be better now than they were before.

Mr. Zeinal Bava:  I think with regard to the rating outlook, let me also highlight the following. We will diversify our business geographically.  So, this new entity in the future will have a broad customer base, one hundred million consolidated customers.  We will have businesses, if you like, in Africa, in Portugal, and in Brazil.  We are doing the rights issue, and that rights issue will mean a capital injection into the new company.

So, you know, I have to believe that, with regard to where we are today, we will be better positioned than we were, for example, yesterday. So, clearly, as you know that in Portugal, the rating assessment has been weighed upon by sovereign risk and there are some technical issues in relation to that. But, if you just look at the fundamentals of the two companies that are coming together, clearly those fundamentals have improved with this transaction. Bear in mind also that we expect to deliver on synergies and these synergies will underpin the free cash flow of both companies.

So, when earlier on someone was asking me how do I see the cash flow profile of the company, you know, I see that as a big priority for our company.  I will not over promise and under deliver, but we are clearly working to see if we can improve the free cash flow profile of the company sooner rather than later, because we believe that we need to maintain the focus on reducing our debt in the future.

Luis?

Mr. Luis Pacheco de Melo: With regards to your second question on the liability management, what we mean by that is that there are existing credit facilities at Portugal Telecom and also there is some language on the bond side that we’ll need to deal with before closing, okay? So, we will have to engage in a liability management exercise both with the bank credit facilities’ suppliers and also with the bonds.

With regards to Africa, what I can say is that, basically, it’s exactly the same as before. We like the assets that we own. They are very strong assets in their respective countries. They are leading assets in their respective countries. They continue to gain market share and to operate pretty well in those growth markets. They generate good cash flow. So, we are pretty happy with those assets.

Having said that, of course, I would say that Zeinal’s time these days is spent more on Portugal, but especially also on Oi in Brazil, and therefore, the main focus will be for his management in these two markets. But, as I said before, these African assets are pretty good for us and they generate good cash and we are very happy with those.

Mr. Adrien Fourcade:  Okay.  Thank you very much.

Operator:  Thank you. The next question is from Kartik Nehru of ESG.  Please go ahead.

Mr. Kartik Nehru:  Hi.  Thanks for taking my question and congratulations. I just wanted to follow up on a couple of the questions that were asked before.  And the reason I think it’s important is because we just want to understand what the treatment of the OIBR4 shareholders are. I understand that on a combined basis, the company is better off.  But, I just want to see how that value is shared between Portuguese shareholders and the Brazilian shareholders. So, the R$4.5 billion that is being recapitalised, I’m just curious, again, as to whether that’s being taken into account in the valuation of the Portuguese assets. And the second question I had is you, in the press release, stated that, by the second half of 2015, you would be free cash flow positive.  What assumptions are you making on combined company EBITDA growth to get to that free cash flow positive state, given that Oi’s EBITDA might decline next year because of new lease costs associated with the recent sales of towers and other non-core assets?  Thank you.

Mr. Zeinal Bava:  Thank you very much.

With regard to your first question, allow me to say the following.  And I’m sorry to be repetitive on this. I’m looking at the end game here. And as I mentioned, there will be transactions happening between different parties above Oi. And with regard to the valuation of the assets that are being contributed to Oi by PT, we will have an independent valuation as per what the law obliges us to do.  So, we will hire someone to actually valorise, to do a proper valuation, of the assets that are being contributed. And that work, as you can imagine, will be done in due course. So, at the time, probably we should be able to share with you what that will be. And I think you will be able to see that for yourself.

So, we have absolutely nothing to hide from you, other than to say that whatever the assets that Portugal Telecom will be contributing will be evaluated, it is called a laudo, and that laudo will be made available to everyone and it will be public information. So, at that time, you will certainly have the necessary information to reach whatever conclusions you would like to reach.

With regard to the free cash flow, if I understood your question, first it’s predicated on Oi’s projection for EBITDA for next year, which, as you can imagine, I cannot comment on because as we recently said, we’ve changed our guidance to the market in terms of not having a guidance policy. So, I will refrain from commenting on what we think could happen in the future.  But, I would like to tell you qualitatively that clearly we need to improve the cash flow profile of the company because, whilst we think that 3.3 times net debt to EBITDA after this transaction puts us, if you like, on the right track, we still need to do better, okay? Now, in order for us to do better, you know, again, I’ll repeat what I said earlier.  It’s not just an issue of increasing the cost cutting in the company or having a larger scrutiny on where we invest.  It is also to invest in growth. So, you mentioned asset disposals.  These asset disposals for us are, if you like, long-term funding at lower cost, okay? So, we like to do those, independent of whether you book them above EBITDA or below EBITDA, because as far as we are concerned, we should be looking at the cash flow. So, when I look at the cash flow and when I look at those asset disposals, right now, for example, we are in the process of selling our mobile towers. So, when I look at these trades, what I see is us being able to tap cash longer term at cheaper cost, and, therefore, this is one way in which we will use to, if you like, underpin the free cash flow improvements at Oi.

So, it’s not one single thing. It’s a number of things that we are working on. And I hope that quarter after quarter we can prove to you that we are delivering on whatever we’ve said to the market.

So, hopefully in November when we present our third quarter results, you can ask me the same question and I will tell you exactly what we’ve done in the quarter to improve the cash flow profile of the company.

Thank you.

Operator:  Thank you.

The next question is from Ottavio Adorisio of Societe Generale.  Please go ahead.

Mr. Ottavio Adorisio:  Hi.  Good morning or good afternoon.  I have three questions.  First of all, congratulations on the deal, well structured, and it really goes to solve a number of your issues. The first one is basically, on page 10, you talk about that PT’s shareholders to hold around 38.1 percent of the combined Newco, and then you basically provide a range going from 36.6 percent to 39.6 percent.  So, I was just wondering if the range is basically pegged on the valuation of PT assets that basically will taken be in and recapitalising Oi’s, or the 1.1 to 3.1.

The second one is on the synergies.  There is a lot of emphasis on the NPV.  If you can, just tell us the run rate of the operational, so how it will split between CapEx and OpEx, and where it’s going to crystallise in Portugal and in Brazil, because basically providing NPV before pre-tax, of course the tax rate in the two countries are different.  So, it will allow us to basically have a go and do our own calculations.

And the third one is basically going back on the previous questions about bonds and language.  Basically you’re going to have to talk to some bondholders to basically change some of the language. I was just wondering if any of the bonds that you have to somewhat change the structure of some covenants can veto the deal, or can that somewhat delay it?  Thank you.

Mr. Zeinal Bava:  Okay.  Thank you very much.  Let me perhaps answer the first two questions and I’ll ask the CFOs to answer the third question.

With regard to page 10, we’ve given you an indicative holding that the PT shareholders will have when the deal has been completed. And this is assuming, of course, constant share price, which is the sort of 38 percent. That range of 36.6, 39.6, if you like, is the collar, okay, that we believe that we need to put in place so that Brazilian, or if you like, Oi or PT can walk away from this transaction, okay?

So, if PT shareholders, after we have completed this transaction, let’s say before we complete this transaction, if we ascertain that they have an ownership of below 36.6, it would give them the right to walk away. If, at the end of the transaction, they have an ownership which is above 39.6, Oi will have, you know, the right to walk away. So, Tpart, sorry, would have the right to walk away. But, I think the details of this have been included in the press releases. You will find that. But, essentially we are working with the midpoint of the two so that you have an indicative number to work with.  And, like I say, this is just to make sure that both parties ultimately can do the right thing in the best interest of the shareholders.

With regard to the synergies, allow me to go to page 37. You will see in the page 37 that we’ve calculated the NPV at R$5.5; R$2.2 are financial, R$3.3 are operational. And we’ve indicated that the run rate of OpEx synergies will be R$192 million and the CapEx synergies will be R$69 million.  So, together it will be R$261 million.

And now, where exactly we will book those, I think it’s irrelevant if we become one company, it’s totally irrelevant. And this is one of the reasons why, to be frank with you, by getting the two companies together will allow us to work much faster, because we won’t have to worry about where is it that we book because it will be the same shareholder base in both companies.

So there you will find that information which, again, I repeat what I said earlier, it’s about one percent, about 0.8 percent of our OpEx and about 1.1 percent of our CapEx in terms of improvement, which, like I said, it’s conservative if you look at other transactions in the sector where these tend to be somewhere between 3 and 5 percent.

Would you like to answer the question?

Mr. Bayard Gontijo:  Let me step in and answer regarding Oi. I mean, we do not see a change of control in the case of Oi’s bonds. Therefore, there is no trigger in terms of event of default or debt acceleration. So, I mean, the bonds will remain the same.

Mr. Zeinal Bava:  Luis?

Mr. Luis Pacheco de Melo:  With regards to PT bonds, there are no change of control clauses in this case.  What we can say is that we will need to change some of the language in some of the bonds, yes.  And we would look forward to having an explicit guarantee from Oi or from CorpCo and to extend that into the PT bonds so that all the bonds at the new CorpCo or Oi will rank pari passu with the existing Oi bonds and all the debt.

Mr. Zeinal Bava:  Okay.  Thank you.

Operator:  Thank you. The next question is from James McKenzie of Fidentiis.  Please go ahead.

Mr. James McKenzie:  Hi. Thanks very much for taking the question. Just a very quick one on the capital raising. I can see that between Portugal Telecom and the other, Telemar Part holders of Oi, you’ve got around 40 percent of the total capital. Then, when I look at the capital raising together with Banco Pactual, the total contributions to the capital raising is around 25 percent. Does that mean, one, the capital raising is not going to be a rights issue? And two, could you give us a split between what’s coming in from, if you like, the old Oi shareholders and Banco Pactual as the new Oi shareholder?

Mr. Zeinal Bava:  Okay. Thank you. You know, the two billion that will be underwritten, if you like, for us, it’s a significant vote of confidence in what we are trying to achieve. So, to get shareholders to commit in advance two billion in a rights issue that we will do worth somewhere between seven and eight billion it’s great. And what I can say to you is that it will come from Tpart shareholders and Banco Pactual, and, as you will have seen, that AG and LF signed the MOU.  So, they will also be contributing some of that cash.

So as far as we are concerned, you know, as a company, what we see is that these shareholders will take two billion of our stock when we place it.  And I think, even for the market, it’s great to see that existing shareholders are putting some of their money back to work in this company because they believe in the project.

Now, how that’s going to be split between each shareholder and who the shareholders are, to be very candid with you, is completely secondary. I don’t even worry about that, because as far as I am concerned, two billion reais is two billion reais.  And, I know for fact that AG and LF will be investing, and I also know that Banco Pactual will be investing. So, I think the rest, frankly, to us, it’s not as relevant. As far as we are concerned, you know, it’s two billion, and that will come in at the time that we do the rights issue.

Mr. James McKenzie:  And so, it is going to be a full rights issue, and then a rump placement if people don’t pick up the rights?

Mr. Zeinal Bava:  No, the thing is this. The existing shareholders of Oi will have, if you like, priority in the placement.  So, if you are Oi shareholder, you know, you will have a priority.

Mr. James McKenzie:  Okay.  Brilliant.  Thank you.

Mr. Zeinal Bava: And therefore, just to be clear, you will not be able to trade that priority right, okay?  So, the issue is you will be treated with priority when the allocation is done.  But it doesn’t mean that you can sell that right to anybody else.  Thank you.

Operator:  Thank you. The next question is from Susana Salaru of Itau.  Please go ahead.

Ms. Susana Salaru:  Hi.  Good morning.  Well, actually good evening. Two quick questions here.  First, just to clarify if the controlling shareholders will participate or won’t participate during the approval process of the whole deal.  That would be the first question.  And the second question, regarding the leverage of 3.3 times, do you have any kind of plan to reduce it? And if you have, what would be the target net debt to EBITDA and when do you expect it to be reached?  That’s it.  Thank you.

Mr. Zeinal Bava:  Thank you, Susana. With regard to your first question, all voting shareholders will participate. So anyone that has voting stock will be called to basically cast his vote in that decision.  With regard to our net debt to EBITDA, clearly 3.3 times is a significant improvement to where we are.  But, we clearly believe that we need to maintain a high level of discipline in this company and continue the deleveraging process.  And this is why I have been saying that we will maintain focus on cash flow generation in our company. We will be cautious in terms of where we deploy capital. We will look to do more with less money.  So, as far as we are concerned, we will look to improve these ratios in the future as we generate this cash flow. Needless to say, however, we will also keep an eye on growth opportunities.

So, I think that if you take into account that Portugal Telecom has maturities of about 4.5 years, Oi has maturities of about 4.5, 4.6 years, I think on both sides we have a significant level of comfort to take the right decision in the best interest of the company medium to long term.

I’ll also highlight the following. In the case of Oi, 99% of our debt is real-denominated, or it’s already hedged. So, we have absolutely no ForEx exposure at Oi. Thank you.

Ms. Susana Salaru:  Okay. Thank you.

Operator:  Thank you. The next question is from Michael Morin of Morgan Stanley.  Please go ahead.

Mr. Michael Morin:  Thank you. So, Zeinal, on a pro forma basis, Oi is about 70 percent or a little bit more than 70 percent of the combined EBITDA. And yet, in the endgame, Oi shareholders would end up owning roughly 30 percent, current Oi shareholders would end up owning about 30 percent of the combined entity. Portugal Telecom would own 38. So, how does that math work in terms of Portugal Telecom ending up owning more of the company, given that they’re about half the size of Oi?

Mr. Zeinal Bava:  It’s VWAP on market. This is what we’ve done. In the same way that we concluded what the exchange ratio should be between ON and PN based on the VWAP on market, this is exactly the same thing we’ve done here.

Mr. Michael Morin:  Okay. Thank you.

Mr. Zeinal Bava:  Thank you.

Operator:  Thank you. The next question comes from Jean-François Paren of Crédit Agricole.  Please go ahead.

Mr. Jean-François Paren:  Yes. Good evening. A very quick question, just to clarify the situation as far as the debt is concerned. Most of the debt currently is issued from Portugal Telecom International Finance. I’m not sure I got it right. You previously said that you would be looking at issuing some sort of guarantee from the new CorpCo or from Oi on that debt. Can you just clarify, please?  Or, would there be a reason for you to transfer that debt onto the new CorpCo entity at a later stage? Thank you.

Mr. Bayard Gontijo:  Jean, this is Bayard. What matters is that, by the end of the day, all the bonds will rank pari passu. We’ll figure out if we’re going to have the guarantees from Oi, from the CorpCo, whatever.  But, all the bondholders will have the same rights, and that’s the important message here.

Mr. Zeinal Bava:  Was that clear?

Mr. Jean-François Paren:  Yes, that’s very clear. I just wanted to know if you’ve got any idea how you are going to manage that, moving everything onto the same entity or just issuing a guarantee.

Mr. Zeinal Bava: I think the main message, as Bayard said, is that the bonds will rank pari passu. I think, in terms of the mechanics and so on and where we will have to take into account the number of other factors, which frankly, at this stage, I’m not able to share with you in detail because we haven’t really gone through that in as much detail, because we continue to believe that bondholders will certainly realise that what we are putting together here will reduce financial risk and improve the quality, if you like, of the credit rating of the company. But I think the main thing is that all bondholders, as far we are concerned, will have the same rights. Thank you.

Mr. Jean-François Paren: Okay. Okay, thanks. Just one follow-up question. Do you think that the new change of corporate structure will enable you to, let’s say, change the situation with the sovereign rating ceiling in any shape or form? Will that impact with both S&P and Moody’s, or is it something you’ve already discussed with them?

Mr. Zeinal Bava:  Luis, please?

Mr. Luis Pacheco de Melo: If I understand correctly your question, on the new language that we will aim to put in our bonds, we’ll try to eliminate that sovereign part that is weighing on our bonds as well. So, if you have an explicit guarantee from Oi, that is the case to fulfill. If we also have some language with regards to sovereign, in the case of PT Finance BV, it won’t have a major impact because PT Finance BV it’s outside Portugal, anyway, and it will have a guarantee from an entity in Brazil.

Mr. Jean-François Paren: Okay. Okay, thank you.

Mr. Luis Pacheco de Melo:  Okay.

Mr. Zeinal Bava:  Thank you.

Operator:  Thank you. The next question is from Janet Sung of Loomis Sayles. Please go ahead.

Ms. Janet Sung:  Hello. I have a question on your credit ratings again. As you alluded to before, your credit rating on the PT bonds had always been limited or constrained by the Portugal ceiling, sovereign ceiling. I was wondering, with this move, are you now considered to be a Portuguese company or a Brazilian company? And if so, would that sovereign ceiling be removed?

Mr. Zeinal Bava: The company will have residence in Rio. So, for all intents and purposes, the headquarters will be in Rio. So, it will be construed as a Brazilian company for the purposes that you are mentioning when it comes to rating in terms of sovereign risk.

Ms. Janet Sung:  So, you will be now looked upon as a Brazilian company, clearly with a much higher ceiling from the sovereign rating basis, even though your business mix hasn’t changed in terms of the nonconsolidated part in Portugal will still be there, and you still maintain your offices in Portugal.

Mr. Zeinal Bava:  No — yes.  But the combined entity will have 75% of its business in Brazil.

Ms. Janet Sung:  Yeah.

Mr. Zeinal Bava:  Twenty-five percent will be in Portugal.

And I also have to work on the basis that the ratings in Portugal, the sovereign rating in Portugal will improve on the basis of the effort that’s being made to improve, if you like, the state of the economy and so on and so forth.

So, for the purpose that you are mentioning, clearly we will be construed as being a Brazilian headquartered company.  And as a result, the sovereign rating that will be applicable will be of Brazil and not of Portugal.

Ms. Janet Sung: And then, related to that, I was just curious.  Have you yet received approval from Portugal, the government or the regulatory agency there, to allow you to delist from Lisbon and relist in Brazil as well as in NYSE, and also become de facto a Brazilian company?

Mr. Zeinal Bava:  We will be listed in three markets. We will be listed in the Lisbon Stock Exchange.  We will be…

Ms. Janet Sung:  Oh, you will be? Okay.

Mr. Zeinal Bava: Yes, we will be listed in Bovespa and in New York.  So, we will have three listings.

Ms. Janet Sung:  Right.

But, you are considered a Brazilian domiciled company pro forma.

Mr. Zeinal Bava:  Yeah.

Ms. Janet Sung: And I was just surprised that Portugal would permit its incumbent telecom company to become really a foreign entity.

Mr. Zeinal Bava:  You know, allow me to say the following. You know, we are a private company.  As you can imagine, with regard to the regulatory approvals that you mentioned earlier, as I explained during the call, we are working to a deadline of 150 to 180 days. And we need to execute that.

Portugal Telecom right now has a pretty wide shareholder base, which includes Portuguese investors, Brazilian investors, U.S. investors, European, continental European investors, UK investors, and so on and so forth. So, when you think about the shareholder base of Portugal Telecom, we are diversified and we’ve always enjoyed, I would say, a lot of support from international investors as well. So, I think we need to focus on what is material. And what’s material is that we are putting together a strategic alliance between two companies which we hope will create value for all our shareholders and will also lead both companies to be more competitive in what is, if you like, a global sector where people are increasingly facing consolidation opportunities as well.

So, from that standpoint, whether we’re talking about our employees, whether we’re talking about our clients, whether we’re talking about, if you like, the governments that are interested in us investing and promoting innovation and technology, all of those will be made easier and will be made better with this combination that we are proposing. Thank you very much.

Operator:  Thank you. The next question is from Walter Piecyk  of BTIG.  Please go ahead.

Mr. Walter Piecyk:  Thank you. I just want to go back to that range, the 36.6 to 39.6. I obviously understand that it’s a cap and collar for the companies to walk away. I think the question was asking whether that was driven by how the PT assets would be valued or, I guess, I would ask is it also driven by the pricing on the secondary? And to the extent that the secondary plays a role, can you translate what that means as far as Oi’s stock price on the low and high end, like how that would trigger into the 36.6 versus the 39.6?  Thank you.

And then also —  I’m sorry. In addition to the net debt number that you provided, the R$41.2, I assume that’s a current net debt number.  So, when you keep referencing this 3.3 leverage, that’s current leverage. But, as you move forward, can you give us some sense of the direction of EBITDA when the deal closes, and where the debt levels are going to be upon closing and what that leverage might look like six months from now?  Thank you.

Mr. Zeinal Bava:  Okay. Thank you. With regard to the collar that I mentioned earlier and you mentioned now, of course it’s optional, okay?  So, it exists in order to give each party the option to. There are of course a number of things that will impact where we end up in terms of this ownership.  You have ForEx on one hand.  You have the pricing of the secondary offer on the other. So, I think, it’s very difficult at this stage to give you any more insight other than to say, you know, this range is there. It’s optional. It gives the Boards of the companies or, if you like, the companies the ability to do, if you like, a recheck of where we are. And with regard to where we end up, there are a number of other factors that will influence that.

With regard to this R$41.2, it’s pro forma to June numbers. And, as you can imagine, I cannot make forward-looking statements with regard to where we will be other than to say that, as I said a number of times in this presentation, that we are committed to do more with less. And therefore, we would like to remain very focused on improving the cash flow profile of this company and continue to deleverage this company in the future. Thank you.

Mr. Walter Piecyk:  Okay. Thank you. But, the cash capital raise that you’re very confident in, and you keep citing the performance of the stock today which can obviously be impacted by a number of different factors, is that what you’re basing on your ability to raise this money, and there’s really no bottom price that Oi would have to trade or that deal would have to be, that money would have to be raised at where you guys would be forced to walk away?

Mr. Zeinal Bava: I’ll tell you this. When I saw the reaction of the markets in Portugal and, in PT stock or Oi stock, we were very happy to see the kind of support that we are getting from the market.  And I think the market is beginning, in my view, to understand that the endgame is ultimately what matters. You know, if we move this company to a different governance from what it has today and we simplify the corporate structure, certainly we will have significant options in the future to consider, lots of things that in my view are possible for this company. But, clearly the short term, immediate in focus is to improve execution. And that’s why we like to say in Oi, we need to stay focused on delivering on the synergies and so on and so forth. So, I think, ultimately, what will drive the success of this transaction will be the delivery of the numbers that we have to do in the next few quarters. It will depend on market conditions. And I think ultimately it will also very much depend on our ability to communicate our confidence about the optionality that Brazil confers.

So, if you think about Brazil and the telecom sector, again, I will refer to what I said earlier. If you are thinking pent up demand in Brazil or consumer demand in Brazil, these new clusters are emerging.  And these clusters are emerging in areas where Oi has a unique position. So, it’s all down to us being able to execute properly and deliver the number so that you can build your own confidence levels so that, when we do tap the market, you are there to invest in our company. And that will certainly give us a lot of pleasure and it will be an honor to have you as a shareholder. Thank you.

Operator:  Thank you. And our final question comes from Giovanni Montalti of UBS.  Please go ahead.

Mr. Giovanni Montalti:  Hello. Good afternoon. Just a quick question. When do you think you will be able to give us guidance about the new entity?  Thank you.

Mr. Zeinal Bava:  Appreciate it. Thank you very much for your question. We’ve taken a decision at Oi very recently, and we believe that, in the context of the volatility that we are seeing in the market, difficult market conditions, and also for us to keep flexibility in the way that we manage our company in what is a very competitive sector, that we will not provide the market any guidance other than the dividend announcement that we have made, and we believe that — the CapEx guidance that we may end up giving you eventually as and when we think that we are in a position to do so.

So, I think you will hear us talk about the trends. You will hear us talk about where we are. I mean, there are a lot of analysts that are covering our stock. We believe that with the simplified corporate structure and with this new governance, we will have even more analysts covering our stock. So, you will have enough information in the market to be able to ascertain what are the financial metrics and the dynamics of the company. Thank you.

Thank you very much for being on this call, and I appreciate very much the opportunity to speak to you. My CFO, Bayard, and Luis Pacheco de Melo and our IR teams, are available to answer any questions that you may have in the future.

I also would like to thank the Portugal Telecom and the Oi finance teams. They have done a tremendous job in pulling together a lot of this information that we shared with you today.

So, again, thank you for being on this call, and I hope to see you soon. Thank you.

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

Forward-Looking Statements

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.